Filed Pursuant to Rule 433

Registration No. 333-234390

Republic Services, Inc.

Pricing Term Sheet

November 1, 2021

2.375% Notes due 2033

Issuer:	Republic Services, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB+ (stable) / BBB (stable)

Trade Date:	November 1, 2021

Settlement Date**:	November 8, 2021 (T+5)

Principal Amount:	$700,000,000

Maturity Date:	March 15, 2033

Benchmark Treasury:	UST 1.250% due August 15, 2031

Benchmark Treasury Price and Yield:	97-04+ and 1.566%

Spread to Benchmark Treasury:	T + 83 basis points

Yield to Maturity:	2.396%

Price to Public:	99.794% of the principal amount

Coupon (Interest Rate):	2.375%

Interest Payment Dates:	March 15 and September 15, beginning March 15, 2022

Underwriting Discount:	0.675%

Make-Whole Call:	Prior to December 15, 2032 (three months before the maturity date), T + 15 basis points

Par Call:	On or after December 15, 2032 (three months before the maturity date)

CUSIP/ISIN:	760759 BA7 / US760759BA74

Joint Book-Running Managers:

BofA Securities, Inc.

BNP Paribas Securities Corp.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Co-Managers:	Intesa Sanpaolo S.p.A. KeyBanc Capital Markets Inc. RBC Capital Markets, LLC Academy Securities, Inc. Loop Capital Markets LLC Penserra Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The issuer expects to deliver the notes against payment for them on or about November 8, 2021, which will be the 5th business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally must settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+5 business days, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at (800) 294-1322, BNP Paribas Securities Corp. (toll free) at (800) 854-5674, U.S. Bancorp Investments, Inc. at (877) 558-2607 or Wells Fargo Securities, LLC at (800) 645-3751.

This pricing term sheet supplements the preliminary prospectus supplement issued by Republic Services, Inc. on November 1, 2021 relating to its Prospectus dated October 31, 2019.